Contact

www.linkedin.com/in/christopher-lord-90380421 (LinkedIn)
www.sitewit.com (Company)

Top Skills

C#
.NET
jQuery

Certifications

HBS: Driving Corporate Performance

Christopher Lord

CTO at Kliken
Tampa, Florida, United States

Summary

IT and Software Architect with substantial experience in application development and database architecture. Focus on API development and integration as well as application and database optimization.

Specialties: .NET Programming (VB, C#, MVC, Core), SQL Server, Applicaiton Architecture, Javascript, JQuery, JSON, SOAP, Rest

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Experience

Kliken
13 years 7 months

CTO
March 2010 - Present (13 years 7 months)

I oversee all technical decisions relating to our products and application environments. I also spend a lot of time integrating our apps with third party APIs and tools as well as creating core functionality within our app. In a typical day I get to be a CTO, a DBA, and a developer. This makes my job both fun and challenging which is a great combination.

COO
December 2017 - May 2022 (4 years 6 months)
Tampa/St. Petersburg, Florida Area

Web Piston
Senior Ecommerce Developer
May 2005 - February 2010 (4 years 10 months)

Part of a team that developed and maintained the WebPiston site builder platform. Also architected and developed the eCommerce app and recurring billing service used to collect fees from clients. Integrated multiple 3rd party APIs in the course of development.

Rivergy, inc.
Ecommerce Developer
March 2001 - May 2005 (4 years 3 months)

Maintained and architected multiple commercially available eCommerce applications used by every level of businesses including some Fortune 500s. Architected and developed an in house eCommerce app that was customized and resold to multiple large clients. Integrated with multiple 3rd party APIs including payment gateways, shipping carriers, and affiliate programs.

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Education

St. Petersburg College
AS, Computer Programming, Specific Applications · (2002 - 2003)

St. Petersburg College
Webmaster Cert, Web Programming · (2000 - 2002)

Clearwater Christian College
Business/Commerce, General · (1998 - 2000)